

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2014

Via Email
Haruyuki Nagata
General Manager, Financial Accounting Dept.
Sumitomo Mitsui Financial Group, Inc.
1-2, Marunouchi 1-chome
Chiyoda-ku
Tokyo 100-0005, Japan

> Re: **Sumitomo Mitsui Financial Group, Inc.**
> **Form 20-F for Fiscal Year Ended March 31, 2013**
> **Filed July 23, 2013**
> **File No. 001-34919**

Dear Mr. Nagata:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2013

Item 3.D. Risk Factors

Transactions with counterparties in Iran and other countries designated by the U.S. Department of State as state sponsors of terrorism…,page 12.

1. You disclose that your non-U.S. offices engage in transactions relating to countries that are subject to U.S. economic sanctions, which include Cuba, Sudan, and Syria, countries designated by the U.S. Department of State as state sponsors of terrorism. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan, and Syria, whether through subsidiaries, affiliates or other direct or indirect arrangements, for the

last three fiscal years and the subsequent interim period. Your response should describe any services or support you have provided into Cuba, Sudan, and/or Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

2. Please discuss for us the materiality of any contacts with Cuba, Sudan, and Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan, or Syria.

Item 5. Operating and Financial Review and Prospects

Factors Affecting Results of Operations, page 56

3. Please tell us and revise future filings to discuss the scope and trends of your yen-carry trade financing activities. Please also disclose any gains recognized or losses incurred on your yen-carry financing and how management and executive officers manage risks from yen-carry trade financing activities.

Net Income from Trading, Financial Assets at Fair Value Through Profit or Loss and Investment Securities, page 73

4. Your foreign exchange trading income has declined from a trading profit of 104 million yen in 2011 to a trading loss of 141 million yen in 2013. You disclose that this decrease is primarily due to the depreciation of the yen on economic hedges for which hedge accounting has not been applied under IFRS. Please revise future filings to disclose the types of foreign exchange transactions that you hedge and the notional amount of the related hedges, the trading gains and losses from these foreign exchange transactions and the financial instruments with the offsetting gains and losses. Please also disclose the types of foreign exchange transactions that you do not hedge and the related notional amount of the transactions, and the trading gains and losses from foreign exchange transaction that are not related to economic hedges.

<u>Impairment Charges on Financial Assets, page 74</u>

5. Please revise future filings to disclose the circumstances or reasons that led to impairment charges on your available-for-sale securities in the periods presented and the types of securities that the impairment charges relate to. Please also disclose for your available-for-sale equity instruments how you determined whether there had been a significant or prolonged decline in the fair value below their cost. Please also tell us what factors changed since the prior reporting periods that triggered recognition of an impairment in the current periods. Please refer to SAB Topic 5:M.

<u>Compensation, page 124</u>

6. It appears from your disclosure that shareholders approve the compensation for individual directors at your general meeting. Please tell us whether your shareholders receive any information on the compensation of the directors as part of their voting materials. Refer to Item 6.B.1. of Form 20-F.

7. Please disclose in future filings the title, amount, and exercise price of securities covered by options, including the stock acquisition rights disclosed on page 130, as applicable.

<u>Quantitative and Qualitative Disclosures about Credit, Market and Other Risk, page 152</u>

8. In the last risk factor on page 8, you indicate that downgrades in your credit ratings may adversely affect your business. Please tell us, with a view towards revised disclosure, as to whether the impact of a credit downgrade and the resulting increase in your cost of capital, is factored into your Value At Risk disclosures. Similarly, please provide us with any simulations or other modeling predicting the impact of a downgrade upon your cost of capital and the value of your equity.

<u>Consolidated Financial Statements</u>

<u>Consolidated Statement of Cash Flows, F-9</u>

9. You had a 1.1 billion yen adjustment for 'Foreign exchange (profit) losses' in 2013. We also observed significant fluctuations in foreign exchange losses in your trading income on page F-73. We further note your statement in the Notes to the Financial Statements on page F-114 that foreign exchange risk is immaterial as shown in VaR by risk category. Please revise your disclosures under Market and Liquidity Risk Management Methods to clarify why foreign exchange does not have a material impact on your operations as it appears inconsistent with the 1.1 billion yen adjustment in your statement of cash flows and the significant fluctuations in foreign exchange trading over the last three fiscal years. In

addition, please provide us with more information on the 1.1 billion yen non-cash adjustment in the Statement of Cash Flows for 'Foreign exchange (profit) losses', including the nature of the adjustment, how this adjustment was determined and the specific line items in the Statement of Cash Flows that off-set this profit to reconcile to the amounts included in Profit before tax.

Note 20. Provisions, page F-58

10. We note your risk factor disclosure on page 10 concerning your exposure to "gray zone" interest on consumer loans. Please tell us, and revise future filings, to discuss the following, to the extent material:
- Total unsecured personal loans issued and outstanding in the periods presented with "gray zone" interest in excess of the maximum rate prescribed by the Interest Rate Restriction Act ("Contributions Act");
- Interest income recognized in the periods presented for "gray zone" interest in excess of the maximum rate prescribed by the Contributions Act; and
- Total exposure or a range of exposure, for potential refunds of amounts paid in excess of the applicable maximum allowed rate by the Contributions Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sumitomo Mitsui Financial Group, Inc.
March 4, 2014
Page 5

       You may contact David Irving at (202) 551-3321 or me at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham at (202) 551-3783 or Chris Windsor at (202) 551-3419 with any other questions.

                                           Sincerely,

                                           /s/ Gus Rodriguez

                                           Gus Rodriguez
                                           Accounting Branch Chief